Room Module Order Agreement

Terms & Conditions

1.Documentation.  Your Room Module Order Agreement (“Agreement”) consists of the following documents:

(a)Room Module Reservation:  The “Room Module Reservation” identifies the room module (“Room Module”) that you ordered, your Order Fee (as defined below), and any applicable discount to be applied to the final price of your Room Module.

(b)Room Module Configuration:  The “Room Module Configuration” will be provided to you as your Room Module manufacturing date nears.  It will include additional terms and conditions governing your purchase, a description of your requested Room Module configurations, and pricing (excluding taxes, governmental fees, and shipping costs).  You agree to execute and return the Room Module Configuration to us within [three] days of your receipt of the Room Module Configuration.  If you do not execute and return the Room Module Configuration to us within such [three]-day period, then we may cancel your order and keep your Order Fee (as defined below).

(c)Final Addendum:  The “Final Addendum” will be provided to you as your delivery date nears.  It will include additional terms and conditions governing your purchase, final pricing based on your final Room Module Configuration, and information regarding applicable taxes, governmental fees, and shipping costs.  You agree to execute and return the Final Addendum to us within [three] days of your receipt of the Final Addendum.  If you do not execute and return the Final Addendum to us within such [three]-day period, then we may cancel your order and keep your Order Fee (as defined below).

(d)Terms & Conditions:  These “Terms & Conditions” are effective as of the date (the “Order Date”) you place your order (by completing and submitting your Room Module Reservation) and pay your order fee (“Order Fee”).

2.Agreement to Purchase.  You agree to purchase the Room Module described in your Room Module Reservation from Boxabl Inc. or its affiliate (“we,” “us,” or “our”), pursuant to the terms and conditions of this Agreement.  Your Room Module is priced and configured based on features and options available at the time of order and manufacture, and you can confirm availability with a Boxabl representative.  Options, features, or hardware released or changed after you place your order may not be included in or available for your Room Module.

3.Purchase Price, Taxes, and Shipping Costs.  The purchase price of your Room Module will be indicated in your Room Module Configuration and will be finalized pursuant to the Final Addendum.  Such purchase price does not include taxes, governmental fees, or shipping costs, which could amount to up to 10 % or more of your Room Module purchase price.  Because these taxes, fees, and costs are constantly changing and will depend on many factors, such as where you take delivery of your Room Module, they will be calculated closer to the time of delivery and indicated on your Final Addendum.  You are responsible for paying these additional taxes, fees, and costs.

4.Order Process; Cancellation; Changes.  After you (a) submit your completed Room Module Reservation, (b) pay your Order Fee, and (c) sign or acknowledge these Terms & Conditions (as applicable), we will begin the process of preparing and coordinating the manufacture and delivery of your Room Module.  At this point, you agree that the Order Fee has been earned and, except as otherwise set forth in these Terms & Conditions, is non-refundable.  If you cancel your order (or if you breach this Agreement and we cancel your order), then you agree that we may retain as liquidated damages the Order Fee, to the extent not otherwise prohibited by law.  You acknowledge that the Order Fee is a fair and reasonable estimate of the actual damages we have incurred or may incur in transporting, remarketing, and reselling the Room Module, costs that are otherwise impracticable or extremely difficult to determine.  If you make changes to your order, you may be subject to potential price increases for any pricing adjustments made since your original Order Date.  Any changes to your Room Module that are requested by you and approved by us, including changes to the delivery location or features of your Room Module, will be reflected in an updated Room Module Configuration that will automatically form part of this Agreement.  The Order Fee is not paid, and this Agreement is not made or entered into, in anticipation of or pending any conditional sale contract.

5.Delivery; Transfer of Title.

(a)We will notify you of when we expect your Room Module to be ready for delivery.  You agree to schedule and take delivery of your Room Module within [seven] days of such date.  If you do not respond to our notification or are unable to take delivery within such [seven]-day period, then we may cancel your order and keep your Order Fee, and your Room Module may be made available for sale to other customers.  If you are able to take delivery within such [seven]-day period, then Boxabl will, on your behalf, coordinate the shipment of your Room Module to you (generally from our factory in Nevada), and you agree that this Agreement is a shipment contract under which Boxabl will coordinate the shipping (at your cost, which will be set forth on the Final Addendum) of the Room Module to you via a third-party common carrier or other mode of transport.  You further agree that delivery of the Room Module (including the transfer of title and risk of loss to you) will occur at the time your Room Module is loaded onto the transport (i.e., FOB shipping point).  During such transit, your Room Module will be insured (at your cost, which will be set forth, together with other shipping costs, on the Final Addendum), and you will be the beneficiary of any claims for damage to the Room Module or losses occurring while the Room Module is in transit.  To secure your final payment and performance under the terms of this Agreement, we will retain a security interest in the Room Module and all proceeds therefrom until your obligations under this Agreement have been fulfilled.

(b)You agree that the sale of your Room Module is transacted, and legal title to the Room Module transfers to you, in the State of Nevada, at the later of the time that (i) you make your final payment to Boxabl in Nevada and (ii) Boxabl approves your purchase from a sales or delivery location in Nevada.

(c)The estimated delivery date of your Room Module, if provided, is only an estimate; we do not guarantee that your Room Module will actually be manufactured or delivered, nor do we guaranty when your Room Module will be delivered if it is ultimately manufactured.  The manufacture of your Room Module, and your actual delivery date if your Room Module is ultimately manufactured, are dependent on many factors, including your Room Module’s configuration and manufacturing availability.

6.Privacy Policy.  Boxabl’s Privacy is incorporated into this Agreement and can be viewed at boxabl.com/privacy

7.Agreement to Arbitrate.  Please carefully read this provision, which applies to any dispute between you and Boxabl and its affiliates (together, the “Boxabl Group”).

(a)If you have a concern or dispute, please send a written notice describing it and your desired resolution to hello@boxabl.com

(b)If not resolved within 60 days, you agree that any dispute arising out of or relating to any aspect of the relationship between you and the Boxabl Group will not be decided by a judge or jury but instead by a single arbitrator in an arbitration administered by the American Arbitration Association (AAA) under its Consumer Arbitration Rules (the “Rules”).  This includes claims arising before this Agreement, such as claims related to statements about our products.

(c)You and the Boxable Group will each pay one-half of all AAA fees for any arbitration, which will be held in Clark County, Nevada.  To learn more about the Rules and how to begin an arbitration, you may call any AAA office or go to www.adr.org.

(d)The arbitrator may only resolve disputes between you and the Boxabl Group, and may not consolidate claims without the consent of all parties.  The arbitrator cannot hear class or representative claims or requests for relief on behalf of others purchasing or leasing Boxabl room modules.  In other words, you and the Boxabl Group may bring claims against the other only in your or its individual capacity and not as a plaintiff or class member in any class or representative action.  If a court or arbitrator decides that any part of this agreement to arbitrate cannot be enforced as to a particular claim for relief or remedy, then that claim or remedy (and only that claim or remedy) must be brought in court and any other claims must be arbitrated.

8.Warranty.  You will receive the Boxabl Room Module Limited Warranty at or prior to the time of Room Module delivery.  You may also obtain a written copy of your warranty from us upon request or from our website.

9.Limitation of Liability.  We are not liable for any incidental, special, or consequential damages arising out of this Agreement.  Your sole and exclusive remedy under this Agreement will be limited to reimbursement of your Order Fee.  For avoidance of doubt, Boxabl is not guarantying or providing any representation, warranty, or assurance that your Room Module will be manufactured or delivered, and you should not take any actions or incur any costs in reliance on the manufacture or delivery of your Room Module.

10.No Resellers; Discontinuation; Cancellation.  Boxabl sells room modules directly to end-consumers, and we may unilaterally cancel any order that we believe has been made with a view toward resale of the room module or that has otherwise been made in bad faith.  Boxabl may also cancel your order and refund your Order Fee at any time, for any reason or no reason, including if we discontinue a product, feature, or option after the time you place your order or if we determine that you are acting in bad faith.

11.Governing Law; Integration; Assignment.  This Agreement, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction).  Prior agreements, oral statements, negotiations, communications, or representations about the Room Module sold under this Agreement are superseded by this Agreement.  Terms relating to the purchase not expressly contained in this Agreement are not binding.  We may assign this Agreement at our discretion to one of our affiliated entities.

12.Effective Date.  This Agreement is entered into and effective as of the date you accept this Agreement, by electronic means or otherwise.  By confirming and accepting this Agreement, you agree to the terms and conditions of this Agreement.